[LETTERHEAD OF BINGHAM MCCUTCHEN LLP]

Laura E. Flores

Direct Phone: +1.202.373.6101

laura.flores@bingham.com

September 20, 2012

BY EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: John Grzeskiewicz

Re: KraneShares Trust; File Nos. 333-180870 and 811-22698

Dear Mr. Grzeskiewicz:

This letter responds to comments conveyed to us by letter dated May 17, 2012 on the KraneShares Trust (the “Registrant”) initial registration statement on Form N-1A, as filed on April 20, 2012, for the purpose of registering shares of the Registrant’s initial series, the KraneShares Dow Jones China Select Dividend ETF (the “Fund”). For ease of reference, we have set forth below each of your comments followed by the Registrant’s response to the comment. Please note that the Registrant intends to file Pre-Effective Amendment No. 1 to the initial registration statement on Form N-1A concurrently with the filing of this correspondence. Unless otherwise noted, capitalized terms have the same meaning as contained in the prospectus (“Prospectus”) and Statement of Additional Information (“SAI”) included in the Registrant’s initial registration statement.

General Comments:

1.	Comment. Please supply [us] with copies of your exemptive application and any no-action requests the Trust has submitted, or will submit, in connection with registration of its shares. Please inform [us] whether the Trust intends to rely on an existing exemptive order for its exchange-traded fund (ETF) structure and, if so, provide the 1940 Act Release number and date of the order. If the Trust intends to file an application for an exemptive order, the application process may result in additional disclosure beyond what is requested in [our] letter.

Response. Concurrent with filing this letter with the SEC, we will provide the staff with a copy of the Registrant’s most recent amended and restated exemptive application (file no. 812-13989), as filed with the SEC on June 5, 2012, under separate cover. The SEC has not yet issued an order on that application. To date, the Registrant has not requested any no-action relief and does not anticipate the need to do so in connection with the registration or offering of the shares of the Fund.

2.	Comment. Please review and revise the [P]rospectus where necessary so as to conform to the [SEC]’s plain English requirements of Rule 421 under Regulation C under the 1933 Act. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Mr. John Grzeskiewicz

September 20, 2012

Response. Where appropriate, we have revised the Prospectus disclosure to conform to the SEC’s plain English requirements.

3.	Comment. All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Response. The Registrant is aware of and intends to comply with its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Fund Summary Comments:

4.	Comment. Please confirm that there will be no “Acquired Fund Fees and Expenses.”

Response. We have confirmed with the Registrant that the Fund will not bear “Acquired Fund Fees and Expenses” in excess of 0.01%, if any.

5.	Comment. Will the Fund use the Underlying Index as its principal benchmark index? If so, please explain [. . .] how the Underlying Index meets the definition for an “appropriate broad-based securities market index” as set forth in Instruction 5 to Item 27(b)(7) of Form N-1A.

Response. As disclosed in the Prospectus, the Fund seeks to track the Underlying Index. In this respect, the Underlying Index is the Fund’s “principal benchmark index.” The Underlying Index is administered by Dow Jones, which is not an affiliated person of the Fund, its investment adviser, or principal underwriter. Thus, the Underlying Index meets the definition of an “appropriate broad-based securities market index” as set forth in Instruction 5 to Item 27(b)(7). Because the Fund is not yet required to disclose the comparative performance benchmark information required by Item 4(b)(2)(iii), the Registrant has not yet determined whether it will present an additional appropriate broad-based securities market index in the Average Annual Total Returns table.

6.	Comment. Please inform the staff [. . .] how long the Underlying Index has existed and whether it is widely used and consulted by investors.

Response. The Underlying Index was created on approximately April 1, 2012. The Underlying Index is a member of the Dow Jones Dividend IndexesSM family. Dow Jones is an established and well-recognized index provider and its indices are widely used throughout the industry.

Mr. John Grzeskiewicz

September 20, 2012

7.	Comment. Disclose how often the Underlying Index can be changed. Disclose whether the Underlying Index is re-balanced at set intervals, such as every six months.

Response. The Registrant has disclosed in the registration statement that the composition of the Underlying Index is reviewed semi-annually in June and December. On a quarterly basis, components of the Underlying Index with significant negative dividend growth or negative earnings from continuing operations over the past twelve-month period are reviewed to determine if they can sustain an appropriate dividend program to remain in the Underlying Index. If an Independent Indexes Oversight Committee determines the company’s dividend program is at significant risk, the company will be removed from the Underlying Index after the close of trading on the third Friday of March, June, September or December. The component will be replaced by the highest-ranking non-component on the most recently published selection list.

8.	Comment. (a) What is meant by calling the Underlying Index an “unmanaged dividend yield-based” index? (b) Is the Underlying Index only a composite of two indices: the Dow Jones China Offshore Total Stock Market Index and the Dow Jones Hong Kong Total Stock Market Index? (c) Are these two indices also “unmanaged”? Please clarify the disclosure with respect to these questions.

Response. Unlike the assets of the Fund, the Underlying Index does not represent a managed pool of assets, and investors cannot invest directly in the Underlying Index. The reference to “dividend-yield based” index describes that the Underlying Index measures the stock performance of dividend-paying companies. The Underlying Index exists and is maintained independently of the Dow Jones China Offshore Total Stock Market Index and the Dow Jones Hong Kong Total Stock Market Index, both of which are also unmanaged indices. The constituents of the Underlying Index, however, are derived from the universe of companies that are included in the Dow Jones China Offshore Total Stock Market Index and the Dow Jones Hong Kong Total Stock Market Index. We will clarify the disclosure accordingly.

9.	Comment. If the Fund is relying on an exemptive order, will the use of such a combined or composite Underlying Index require an amendment of the order?

Response. The Underlying Index is not a combined or composite index. Rather, as described in response to comment 8 above and more fully explained by the Underlying Index’s index methodology, the universe of companies eligible to be included in the Underlying Index is defined by reference to two other indices. In this regard, we understand that the Underlying Index is structured similarly to many other benchmark indices. Moreover, the Underlying Index is described in detail in the Registrant’s exemptive application. Thus, any resulting exemptive order would not need to be amended.

Mr. John Grzeskiewicz

September 20, 2012

10.	Comment. The last paragraph in this section indicates that the Fund may invest up to 20% of its assets in investments that the Adviser believes will help the Fund track the Underlying Index, but the only examples of such investments provided are securities not in the Underlying Index, cash or cash equivalents, and money market funds. Given this language, please confirm in your response letter that the Fund will confine itself to long positions only and that the Fund will not invest in swaps, options, futures and forward contracts, or derivatives.

Response. We have confirmed with the Registrant that the Fund does not presently intend to invest in swaps, options, futures and forward contracts, or derivatives to a significant extent, if at all. To the extent the Fund does so in the future, such investments will be consistent with the Registrant’s exemptive relief and disclosed in the Fund’s registration statement in accordance with the requirements of Form N-1A and related staff guidance.

11.	Comment. Does the Fund also have a policy of investing at least 80% of its net assets, plus any borrowings for investment purposes, in companies that pay dividends?

Response. The Fund has a policy to invest at least 80% of its net assets, plus any borrowings for investment purposes, in China Dividend Companies. China Dividend Companies are defined as issuers of dividend-yielding stocks that meet the requisite criteria to be included in the Underlying Index. Generally, the issuers included in the Underlying Index are (1) China-based companies traded in Hong Kong, the United States or other exchanges that are available to U.S. investors and (2) publicly traded Hong Kong-based companies that generate the majority of their revenue from China or expect to generate the majority of their sales growth from China.

12.	Comment. The absence of any discussion of the risks of fixed income securities, including “high yield” securities or “junk bonds” or of derivatives, options, futures, and swaps implies that neither the Fund nor the Underlying Index invest in such instruments. Please confirm in your response letter that this is the case.

Response. We have confirmed with the Registrant that the Fund does not presently intend to invest in derivatives or fixed income securities to a significant extent. As disclosed in the Prospectus, the Underlying Index is composed of equity securities of dividend-yielding China Companies.

13.	Comment. Delete the second paragraph [under “Management - Investment Adviser and Sub-Adviser” section]. This information should be moved to the discussion of the Fund’s management in the prospectus on page 14.

Response. We have revised the disclosure in this section accordingly.

Mr. John Grzeskiewicz

September 20, 2012

“Additional Information About the Fund” Comments:

14.	Comment. Provide more disclosure about the Underlying Index. Please describe in this section as of the most recent rebalance date (a) the average market capitalization; (b) whether the index is currently (or has recently been) concentrated in any industry or industries; (c) the number of issuers in the index; and (d) where more information can be found about the index, including the identities of all the companies that comprise the index. We may have further comments based on your response and your completion of this section.

Response. The Registrant has included the information requested under “Additional Information About the Fund.”

15.	Comment. Why is this section [“Investments by Registered Investment Companies”] in brackets?

Response. The section’s disclosure contemplates that the Fund’s exemptive order will permit registered investment companies to invest in shares of the Fund beyond the Section 12(d)(1) limits subject to certain conditions. We bracketed the disclosure because the Fund had not yet received its requested exemptive relief. We have removed the brackets in Pre-Effective Amendment No. 1.

“Investment Policies, Techniques and Risk Factors” Comments:

16.	Comment. Some investments and investment practices described here are not mentioned in the prospectus. To the extent that the Fund intends to engage in such investments and practices so that they might materially affect the performance of the Fund or the decision of an investor to purchase Fund shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus.

Response. Certain of the investments and investment practices disclosed under “Investment Policies, Techniques and Risk Factors” are disclosed under the sub-heading “Non-Principal Investment Policies, Techniques and Risk Factors”. The Fund does not intend to engage in these investment practices or invest in these investments to an extent that would materially affect the performance of the Fund or the decision of an investor to purchase shares of the Fund. Therefore, these investment practices and investments are not discussed in the Prospectus. All investment practices and investments discussed under the sub-heading “Principal Investment Policies, Techniques and Risk Factors” are discussed in the Prospectus.

17.	Comment. Include an operating policy that the Fund will not purchase illiquid securities if, as a result of such purchase, more than 15 percent of its net assets would consist of illiquid investments.

Mr. John Grzeskiewicz

September 20, 2012

Response. Such a policy is included in the “Non-Principal Investment Policies, Techniques and Risk Factors - Illiquid Securities” section in the Fund’s SAI.

18.	Comment. The trustees and officers of the Trust, including the requisite number of disinterested trustees, should be furnished by pre-effective amendment.

Response. The Registrant will furnish information about its Trustees and Officers in a subsequent pre-effective amendment.

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I hereby acknowledge on behalf of the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) the SEC’s or SEC staff’s comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; (iii) the action of the SEC or the SEC staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and (iv) the Registrant may not assert the SEC’s or the SEC staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me 202.373.6101 or Chris Menconi at 202.373.6173.

Sincerely yours, /s/ Laura E. Flores Laura E. Flores

cc:	Jonathan Krane
Jennifer Krane Christopher D. Menconi, Esq. Abigail Bertumen, Esq.